Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(Dollars in thousands)
Earnings:
Income	$163,778	$214,575	$164,631	$191,389	$152,467
Less:
Equity earnings — Wamsutter	40,555	61,690	76,212	88,538	84,052
Equity earnings — Discovery Producer Services	11,880	18,050	28,842	20,641	23,023

Income before equity earnings	111,343	134,835	59,577	82,210	45,392
Add:
Fixed charges:
Interest accrued	8,238	9,833	58,348	67,220	60,679
Rental expense representative of interest factor	2,457	2,522	2,756	2,684	2,379

Total fixed charges	10,695	12,355	61,104	69,904	63,058
Distributed income of equity-method investees	1,280	16,400	26,469	155,539	122,365

Total earnings as adjusted	$123,318	$163,590	$147,150	$307,653	$230,815

Fixed charges	10,695	12,355	61,104	69,904	63,058

Ratio of earnings to fixed charges	11.53	13.24	2.41	4.40	3.66